UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: September 30, 2012

Check here if Amendment ☐; Amendment Number: ______
This Amendment (Check only one.): ☐ is a restatement.
☐ adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Corby Asset Management, LLC
Address: 10 High Street, Suite 600
Boston, MA 02110

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Jennifer Street
Title: Partner
Phone: 617-406-0220

Signature, Place, and Date of Signing:

Jennifer Street	Boston, MA	11/14/2012
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

☑ 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

☐ 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

☐ 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:
[If there are no entries in this list, omit this section.]

Form 13F File Number   Name

28-______________   ______________________________
[Repeat as necessary.]

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 30

Form 13F Information Table Value Total: $19,028 (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

[If there are no entries in this list, state "NONE" and omit the column headings and list entries.]

No.	Form 13F File Number	Name
____	28-____________________	______________________________

[Repeat as necessary.]

FORM 13F INFORMATION TABLE

(ITEM 1)	(ITEM 2)	(ITEM 3)	(ITEM 4)	(ITEM 5)	(ITEM 6)	(ITEM 7)	(ITEM 8)		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SH/PRN	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY		
							SOLE	SHARED	NONE
AMERICAN CAPITAL AGENCY CORP	COM	02503X105	495	14311 SH	SOLE		14311	0	0
ANNALY CAP MGMT INC	COM	035710409	455	27041 SH	SOLE		27041	0	0
ALPS ETF TR ALERIAN MLP ETF	ALERIAN MLP	00162Q866	1432	86397 SH	SOLE		86397	0	0
ALTRIA GROUP INC	COM	02209S103	275	8248 SH	SOLE		8248	0	0
APACHE CORP	PFD CONV SER D	037411808	488	9999 SH	SOLE		9999	0	0
APPLE INC	COM	037833100	584	875 SH	SOLE		875	0	0
BAYTEX ENERGY CORP	COM	07317Q105	1426	30062 SH	SOLE		30062	0	0
COCA COLA CO	COM	191216100	561	14790 SH	SOLE		14790	0	0
COLGATE PALMOLIVE CO	COM	194162103	300	2802 SH	SOLE		2802	0	0
COLUMBIA SELIGMAN PREM TECHNOLOGY GROWTH FUND	COM	19842X109	624	39131 SH	SOLE		39131	0	0
EXXON MOBIL CORP	COM	30231G102	1285	14056 SH	SOLE		14056	0	0
FIRST TR / ABERDEEN GLOBAL OPPORTUNITY INCOME FD	COM SHS	337319107	820	43990 SH	SOLE		43990	0	0
GAMCO GLOBAL GOLD NAT RES & INCOME	SH BEN INT	36465A109	1091	75748 SH	SOLE		75748	0	0
GENERAL ELECTRIC CO	COM	369604103	540	23759 SH	SOLE		23759	0	0
GOLDCORP INC NEW	COM	380956406	640	13950 SH	SOLE		13950	0	0
H & Q LIFE SCIENCES INVESTORS	SH BEN INT	404053100	44	3022 SH	SOLE		3022	0	0
HATTERAS FINANCIAL CORP.	COM	41902R103	389	13802 SH	SOLE		13802	0	0
LILLY ELI & CO	COM	532457108	284	6000 SH	SOLE		6000	0	0
MARKET VECTORS ETF TR GOLD MINERS ETF FD	GOLD MINER ETF	57060U100	289	5388 SH	SOLE		5388	0	0
MFA FINANCIAL INC REIT	COM	55272X102	466	54770 SH	SOLE		54770	0	0
MORGAN STANLEY EMERGING MKTS DOMESTIC DEBT	COM	617477104	1352	82065 SH	SOLE		82065	0	0
NEWMONT MINING CORP	COM	651639106	589	10515 SH	SOLE		10515	0	0
PHILIP MORRIS INTL INC COM	COM	718172109	678	7536 SH	SOLE		7536	0	0
PPL CORP	COM	69351T106	457	15726 SH	SOLE		15726	0	0
RAYONIER INC	COM	754907103	1410	28768 SH	SOLE		28768	0	0
REDWOOD TRUST INC	COM	758075402	391	27067 SH	SOLE		27067	0	0
STAR SCIENTIFIC INC	COM	85517P101	43	12500 SH	SOLE		12500	0	0
SPDR GOLD TRUST	GOLD SHS	78463V107	778	4527 SH	SOLE		4527	0	0
SPROTT PHYSICAL GOLD TRUST	UNIT	85207H104	476	31290 SH	SOLE		31290	0	0
WISDOMTREE TR JAPAN SMALLCAP DIVIDEND FUND	JP SMALLCP DIV	97717W836	367	8672 SH	SOLE		8672	0	0